EXHIBIT 99.21

CONSENT OF CHRIS MCCANN

March 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the “Form 40-F)

I, Chris McCann hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical information (collectively the “Technical information ”):

•	preparation and review of the scientific or technical information contained in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2024 (the “MD&A”)
•	preparation and review of the scientific or technical information contained the Company’s Annual Information Form for the fiscal year ended December 31, 2024 (the “AIF”);
•	references to my involvement in the preparation of the following estimates (collectively the “Mineral Estimates”):

o	depletion of the mineral reserves and mineral resources to December 31, 2023 for the San Rafael mineral estimate;
o	depletion of the mineral reserves and mineral resources to December 31, 2023 for the El Cajón mineral estimate;
o	depletion of the mineral reserves and mineral resources to December 31, 2023 for the Zone 120 mineral estimate;
o	depletion of the mineral reserves and mineral resources to December 31, 2023 for the Nuestra Señora mineral estimate;
o	depletion of the mineral reserves and mineral resources to December 31, 2023 for the Galena Complex mineral estimate;

and to references to the Technical Information, the Mineral Estimates, or portions thereof, in the Form 40-F, the MD&A and the AIF, and to the inclusion or incorporation by reference of the information derived from the Technical Information and the Mineral Estimates related to me in the Form 40-F, the MD&A and the AIF. This consent extends to any amendments to the Form 40- F.

I hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain technical disclosure in the AIF and the MD&A.

//Chris McCann
Chris McCann